1
                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                 SCHEDULE 13D

                  UNDER THE SECURITIES EXCHANGE ACT OF 1934

                              (AMENDMENT NO. 2)

                            GREYHOUND LINES, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                   Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  398048108
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                    Copy to:
                             Kristin S. Schloemer
                        Motor Coach Industries Limited
                               Mail Station 907
                            1850 N. Central Avenue
                            Phoenix, Arizona 85004
                                (602) 207-5801
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                October 3, 1995
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                        (Continued on following pages)
                             (Page 1 of 22 Pages)

_______________
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1984 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

2


                                  SCHEDULE 13D

CUSIP NO. 398048108                                           PAGE 2 OF 22 PAGES



-------------------------------------------------------------------------------
                 (1)  Name of Reporting Person S.S. or I.R.S. Identification No.
                      of Above Person
                      MOTOR COACH INDUSTRIES LIMITED
-------------------------------------------------------------------------------
                 (2)  Check the Appropriate Box if a Member of a Group
                      (a)  / /
                      (b)  / /
                      N/A
-------------------------------------------------------------------------------
                 (3)  SEC Use Only
-------------------------------------------------------------------------------
                 (4)  Source of Funds
                      N/A
-------------------------------------------------------------------------------
                 (5)  Check box if disclosure of legal proceedings is required
                      pursuant to items 2(d) or 2(e)      N/A          / /
-------------------------------------------------------------------------------
                 (6)  Citizenship or Place of Organization
                      Canada
-------------------------------------------------------------------------------
   Number of          (7)  Sole Voting Power               0
  Shares Bene-
                      ---------------------------------------------------------
    ficially          (8)  Shared Voting Power             0
    Owned by
                      ---------------------------------------------------------
  Each Report-        (9)  Sole Dispositive Power          0
   ing Person
                      ---------------------------------------------------------
      With            (10) Shared Dispositive Power        0
-------------------------------------------------------------------------------
                 (11) Aggregate Amount Beneficially Owned by Each Reporting
                      Person
                      0
-------------------------------------------------------------------------------
                 (12) Check Box if the Aggregate Amount in Row (11) Excludes
                      Certain Shares      N/A                         / /
-------------------------------------------------------------------------------
                 (13) Percent of Class Represented by Amount in Row (11)
                      0%
-------------------------------------------------------------------------------
                 (14) Type of Reporting Person
                      CO
-------------------------------------------------------------------------------

3


                                  SCHEDULE 13D

CUSIP NO. 398048108                                           PAGE 3 OF 22 PAGES



--------------------------------------------------------------------------------
                 (1)  Name of Reporting Person S.S. or I.R.S. Identification No.
                      of Above Person
                      TRANSPORTATION MANUFACTURING OPERATIONS, INC.
--------------------------------------------------------------------------------
                 (2)  Check the Appropriate Box if a Member of a Group
                      (a)  / /
                      (b)  / /
                      N/A
--------------------------------------------------------------------------------
                 (3)  SEC Use Only
--------------------------------------------------------------------------------
                 (4)  Source of Funds
                      N/A
--------------------------------------------------------------------------------
                 (5)  Check box if disclosure of legal proceedings is required
                      pursuant to items 2(d) or 2(e)       / /  / /
                      N/A
--------------------------------------------------------------------------------
                 (6)  Citizenship or Place of Organization
                      Delaware
--------------------------------------------------------------------------------
   Number of          (7)  Sole Voting Power               0
  Shares Bene-
                      ----------------------------------------------------------
    ficially          (8)  Shared Voting Power             0
    Owned by
                      ----------------------------------------------------------
  Each Report-        (9)  Sole Dispositive Power          0
   ing Person
                      ----------------------------------------------------------
      With            (10) Shared Dispositive Power        0
--------------------------------------------------------------------------------
                 (11) Aggregate Amount Beneficially Owned by Each Reporting
                      Person 0*
--------------------------------------------------------------------------------
                 (12) Check Box if the Aggregate Amount in Row (11) Excludes
                      Certain Shares         N/A           / /
--------------------------------------------------------------------------------
                 (13) Percent of Class Represented by Amount in Row (11)
                      0%*
--------------------------------------------------------------------------------
                 (14) Type of Reporting Person
                      CO
--------------------------------------------------------------------------------
*Shares were held indirectly through subsidiaries.

4


                                  SCHEDULE 13D

CUSIP NO. 398048108                                           PAGE 4 OF 22 PAGES



--------------------------------------------------------------------------------
                 (1)  Name of Reporting Person S.S. or I.R.S. Identification No.
                      of Above Person
                      MOTOR COACH INDUSTRIES INTERNATIONAL, INC.
--------------------------------------------------------------------------------
                 (2)  Check the Appropriate Box if a Member of a Group
                      (a)    / /
                      (b)    / /
                      N/A
--------------------------------------------------------------------------------
                 (3)  SEC Use Only
--------------------------------------------------------------------------------
                 (4)  Source of Funds
                      N/A
--------------------------------------------------------------------------------
                 (5)  Check box if disclosure of legal proceedings is required
                      pursuant to items 2(d) or 2(e)   N/A       / /  / /
--------------------------------------------------------------------------------
                 (6)  Citizenship or Place of Organization
                      Delaware
--------------------------------------------------------------------------------
   Number of          (7)  Sole Voting Power               0
  Shares Bene-
                      ----------------------------------------------------------
    ficially          (8)  Shared Voting Power             0
    Owned by
                      ----------------------------------------------------------
  Each Report-        (9)  Sole Dispositive Power          0
   ing Person
                      ----------------------------------------------------------
      With            (10) Shared Dispositive Power        0
--------------------------------------------------------------------------------
                 (11) Aggregate Amount Beneficially Owned by Each Reporting
                      Person 0*
--------------------------------------------------------------------------------
                 (12) Check Box if the Aggregate Amount in Row (11) Excludes
                      Certain Shares          N/A            / /
--------------------------------------------------------------------------------
                 (13) Percent of Class Represented by Amount in Row (11)
                      0%*
--------------------------------------------------------------------------------
                 (14) Type of Reporting Person
                      CO
--------------------------------------------------------------------------------
*Shares were held indirectly through subsidiaries.

5


                                  SCHEDULE 13D

CUSIP NO. 398048108                                          PAGE 5 OF 22 PAGES



--------------------------------------------------------------------------------
                 (1)  Name of Reporting Person S.S. or I.R.S. Identification No.
                      of Above Person
                      CONSORCIO G GRUPO DINA, S.A. DE C.V.
--------------------------------------------------------------------------------
                 (2)  Check the Appropriate Box if a Member of a Group
                      (a)  / /
                      (b)  / /
                      N/A
--------------------------------------------------------------------------------
                 (3)  SEC Use Only
--------------------------------------------------------------------------------
                 (4)  Source of Funds
                      N/A
--------------------------------------------------------------------------------
                 (5)  Check box if disclosure of legal proceedings is required
                      pursuant to items 2(d) or 2(e)      N/A           / /
--------------------------------------------------------------------------------
                 (6)  Citizenship or Place of Organization
                      United Mexican States
--------------------------------------------------------------------------------
   Number of          (7)  Sole Voting Power               0
  Shares Bene-
                      ----------------------------------------------------------
    ficially          (8)  Shared Voting Power             0
    Owned by
                      ----------------------------------------------------------
  Each Report-        (9)  Sole Dispositive Power          0
   ing Person
                      ----------------------------------------------------------
      With            (10) Shared Dispositive Power        0
--------------------------------------------------------------------------------
                 (11) Aggregate Amount Beneficially Owned by Each Reporting
                      Person 0*
-------------------------------------------------------------------------------
                 (12) Check Box if the Aggregate Amount in Row (11) Excludes
                      Certain Shares      N/A           / /
--------------------------------------------------------------------------------
                 (13) Percent of Class Represented by Amount in Row (11)
                      0%*
--------------------------------------------------------------------------------
                 (14) Type of Reporting Person
                      CO
--------------------------------------------------------------------------------
*Shares were held indirectly through subsidiaries.

6


                                  SCHEDULE 13D

CUSIP NO. 398048108                                          PAGE 6 OF 22 PAGES



--------------------------------------------------------------------------------
                 (1)  Name of Reporting Person S.S. or I.R.S. Identification No.
                      of Above Person
                      GRUPO EMPRESARIAL G, S.A. DE C.V.
--------------------------------------------------------------------------------
                 (2)  Check the Appropriate Box if a Member of a Group
                      (a)  / /
                      (b)  / /
                      N/A
--------------------------------------------------------------------------------
                 (3)  SEC Use Only
--------------------------------------------------------------------------------
                 (4)  Source of Funds
                      N/A
--------------------------------------------------------------------------------
                 (5)  Check box if disclosure of legal proceedings is required
                      pursuant to items 2(d) or 2(e)       / /  / /
                      N/A
--------------------------------------------------------------------------------
                 (6)  Citizenship or Place of Organization
                      United Mexican States
--------------------------------------------------------------------------------
   Number of          (7)  Sole Voting Power               0
  Shares Bene-
                      ----------------------------------------------------------
    ficially          (8)  Shared Voting Power             0
    Owned by
                      ----------------------------------------------------------
  Each Report-        (9)  Sole Dispositive Power          0
   ing Person
                      ----------------------------------------------------------
      With            (10) Shared Dispositive Power        0
--------------------------------------------------------------------------------
                 (11) Aggregate Amount Beneficially Owned by Each Reporting
                      Person 0*
--------------------------------------------------------------------------------
                 (12) Check Box if the Aggregate Amount in Row (11) Excludes
                      Certain Shares         N/A            / /
--------------------------------------------------------------------------------
                 (13) Percent of Class Represented by Amount in Row (11)
                      0%*
--------------------------------------------------------------------------------
                 (14) Type of Reporting Person
                      CO
--------------------------------------------------------------------------------
*Shares were held indirectly through subsidiaries.

7


                                  SCHEDULE 13D

CUSIP NO. 398048108                                          PAGE 7 OF 22 PAGES



--------------------------------------------------------------------------------
                 (1)  Name of Reporting Person S.S. or I.R.S. Identification No.
                      of Above Person
                      RAFAEL GOMEZ FLORES
--------------------------------------------------------------------------------
                 (2)  Check the Appropriate Box if a Member of a Group
                      (a)    /X/
                      (b)    / /
--------------------------------------------------------------------------------
                 (3)  SEC Use Only
--------------------------------------------------------------------------------
                 (4)  Source of Funds
                      N/A
--------------------------------------------------------------------------------
                 (5)  Check box if disclosure of legal proceedings is required
                      pursuant to items 2(d) or 2(e)   N/A           / /  / /
--------------------------------------------------------------------------------
                 (6)  Citizenship or Place of Organization
                      United Mexican States
--------------------------------------------------------------------------------
   Number of          (7)  Sole Voting Power               0
  Shares Bene-
                      ----------------------------------------------------------
    ficially          (8)  Shared Voting Power             0
    Owned by
                      ----------------------------------------------------------
  Each Report-        (9)  Sole Dispositive Power          0
   ing Person
                      ----------------------------------------------------------
      With            (10) Shared Dispositive Power        0
--------------------------------------------------------------------------------
                 (11) Aggregate Amount Beneficially Owned by Each Reporting
                      Person 0*
--------------------------------------------------------------------------------
                 (12) Check Box if the Aggregate Amount in Row (11) Excludes
                      Certain Shares          N/A            / /
--------------------------------------------------------------------------------
                 (13) Percent of Class Represented by Amount in Row (11)
                      0%*
--------------------------------------------------------------------------------
                 (14) Type of Reporting Person
                      IN
--------------------------------------------------------------------------------
*Shares were held indirectly through subsidiaries of directly held parent corporation.

8


                                  SCHEDULE 13D

CUSIP NO. 398048108                                         PAGE 8 OF 22 PAGES



--------------------------------------------------------------------------------
                 (1)  Name of Reporting Person S.S. or I.R.S. Identification No.
                      of Above Person
                      O. RAYMUNDO GOMEZ FLORES
--------------------------------------------------------------------------------
                 (2)  Check the Appropriate Box if a Member of a Group
                      (a)    /X/
                      (b)    / /
--------------------------------------------------------------------------------
                 (3)  SEC Use Only
--------------------------------------------------------------------------------
                 (4)  Source of Funds
                      N/A
--------------------------------------------------------------------------------
                 (5)  Check box if disclosure of legal proceedings is required
                      pursuant to items 2(d) or 2(e)   N/A       / /  / /
--------------------------------------------------------------------------------
                 (6)  Citizenship or Place of Organization
                      United Mexican States
--------------------------------------------------------------------------------
   Number of          (7)  Sole Voting Power               0
  Shares Bene-
                      ----------------------------------------------------------
    ficially          (8)  Shared Voting Power             0
    Owned by
                      ----------------------------------------------------------
  Each Report-        (9)  Sole Dispositive Power          0
   ing Person
                      ----------------------------------------------------------
      With            (10) Shared Dispositive Power        0
--------------------------------------------------------------------------------
                 (11) Aggregate Amount Beneficially Owned by Each Reporting
                      Person 0*
--------------------------------------------------------------------------------
                 (12) Check Box if the Aggregate Amount in Row (11) Excludes
                      Certain Shares          N/A            / /
--------------------------------------------------------------------------------
                 (13) Percent of Class Represented by Amount in Row (11)
                      0%*
--------------------------------------------------------------------------------
                 (14) Type of Reporting Person
                      IN
--------------------------------------------------------------------------------
*Shares were held indirectly through subsidiaries of directly held parent corporation.

9


                                  SCHEDULE 13D

CUSIP NO. 398048108                                          PAGE 9 OF 22 PAGES



--------------------------------------------------------------------------------
                 (1)  Name of Reporting Person S.S. or I.R.S. Identification No.
                      of Above Person
                      ALFONSO MIGUEL GOMEZ FLORES
--------------------------------------------------------------------------------
                 (2)  Check the Appropriate Box if a Member of a Group
                      (a)  /X/
                      (b)  / /
--------------------------------------------------------------------------------
                 (3)  SEC Use Only
--------------------------------------------------------------------------------
                 (4)  Source of Funds
                      N/A
--------------------------------------------------------------------------------
                 (5)  Check box if disclosure of legal proceedings is required
                      pursuant to items 2(d) or 2(e)      N/A            / /
--------------------------------------------------------------------------------
                 (6)  Citizenship or Place of Organization
                      United Mexican States
--------------------------------------------------------------------------------
   Number of          (7)  Sole Voting Power               0
  Shares Bene-
                      ----------------------------------------------------------
    ficially          (8)  Shared Voting Power             0
    Owned by
                      ----------------------------------------------------------
  Each Report-        (9)  Sole Dispositive Power          0
   ing Person
                      ----------------------------------------------------------
      With            (10) Shared Dispositive Power        0
--------------------------------------------------------------------------------
                 (11) Aggregate Amount Beneficially Owned by Each Reporting
                      Person 0*
--------------------------------------------------------------------------------
                 (12) Check Box if the Aggregate Amount in Row (11) Excludes
                      Certain Shares      N/A           / /
--------------------------------------------------------------------------------
                 (13) Percent of Class Represented by Amount in Row (11)
                      0%*
--------------------------------------------------------------------------------
                 (14) Type of Reporting Person
                      IN
--------------------------------------------------------------------------------
*Shares were held indirectly through subsidiaries of directly held parent corporation.

10


                                  SCHEDULE 13D

CUSIP NO. 398048108                                          PAGE 10 OF 22 PAGES



--------------------------------------------------------------------------------
                 (1)  Name of Reporting Person S.S. or I.R.S. Identification No.
                      of Above Person
                      ARMANDO GOMEZ FLORES
--------------------------------------------------------------------------------
                 (2)  Check the Appropriate Box if a Member of a Group
                      (a)  /X/
                      (b)  / /
--------------------------------------------------------------------------------
                 (3)  SEC Use Only
--------------------------------------------------------------------------------
                 (4)  Source of Funds
                      N/A
--------------------------------------------------------------------------------
                 (5)  Check box if disclosure of legal proceedings is required
                      pursuant to items 2(d) or 2(e)       / / / / N/A
--------------------------------------------------------------------------------
                 (6)  Citizenship or Place of Organization
                      United Mexican States
--------------------------------------------------------------------------------
   Number of          (7)  Sole Voting Power               0
  Shares Bene-
                      ----------------------------------------------------------
    ficially          (8)  Shared Voting Power             0
    Owned by
                      ----------------------------------------------------------
  Each Report-        (9)  Sole Dispositive Power          0
   ing Person
                      ----------------------------------------------------------
      With            (10) Shared Dispositive Power        0
--------------------------------------------------------------------------------
                 (11) Aggregate Amount Beneficially Owned by Each Reporting
                      Person 0*
--------------------------------------------------------------------------------
                 (12) Check Box if the Aggregate Amount in Row (11) Excludes
                      Certain Shares         N/A           / /
--------------------------------------------------------------------------------
                 (13) Percent of Class Represented by Amount in Row (11)
                      0%*
--------------------------------------------------------------------------------
                 (14) Type of Reporting Person
                      IN
--------------------------------------------------------------------------------
*Shares were held indirectly through subsidiaries of directly held parent corporation.

11


                                  SCHEDULE 13D

CUSIP NO. 398048108                                          PAGE 11 OF 22 PAGES



--------------------------------------------------------------------------------
                 (1)  Name of Reporting Person S.S. or I.R.S. Identification No.
                      of Above Person
                      GUILLERMO GOMEZ FLORES
--------------------------------------------------------------------------------
                 (2)  Check the Appropriate Box if a Member of a Group
                      (a)    /X/
                      (b)    / /
--------------------------------------------------------------------------------
                 (3)  SEC Use Only
--------------------------------------------------------------------------------
                 (4)  Source of Funds
                      N/A
--------------------------------------------------------------------------------
                 (5)  Check box if disclosure of legal proceedings is required
                      pursuant to items 2(d) or 2(e)   N/A       / / / /
--------------------------------------------------------------------------------
                 (6)  Citizenship or Place of Organization
                      United Mexican States
--------------------------------------------------------------------------------
   Number of          (7)  Sole Voting Power               0
  Shares Bene-
                      ----------------------------------------------------------
    ficially          (8)  Shared Voting Power             0
    Owned by
                      ----------------------------------------------------------
  Each Report-        (9)  Sole Dispositive Power          0
   ing Person
                      ----------------------------------------------------------
      With            (10) Shared Dispositive Power        0
--------------------------------------------------------------------------------
                 (11) Aggregate Amount Beneficially Owned by Each Reporting
                      Person 0*
--------------------------------------------------------------------------------
                 (12) Check Box if the Aggregate Amount in Row (11) Excludes
                      Certain Shares          N/A            / /
--------------------------------------------------------------------------------
                 (13) Percent of Class Represented by Amount in Row (11)
                      0%*
--------------------------------------------------------------------------------
                 (14) Type of Reporting Person
                      IN
--------------------------------------------------------------------------------
*Shares were held indirectly through subsidiaries of directly held parent corporation.

12

ITEM 1 -- Security and Issuer

        This statement relates to shares of Common Stock, par value $0.01 per share, ("Shares") of Greyhound Lines, Inc., a Delaware corporation, ("GLI"). The principal executive offices of GLI are at 15110 N. Dallas Parkway, Suite 600, Dallas, Texas.


ITEM 2 -- Identity and Background

        (a) -- (c) and (f)      The Reporting Persons and their respective
places of organization or citizenship, principal business or occupation, and principal business address and principal office are as follows:

        1. Motor Coach Industries Limited ("MCIL") is a Federal Canada corporation. It designs, assembles, manufactures and sells intercity motor coaches. Its principal business address and offices are at 1149 St. Matthews Avenue, Winnipeg, Manitoba, Canada R3G 0J8.

        2. Transportation Manufacturing Operations, Inc. ("TMO") is a Delaware corporation. It designs, assembles, manufactures and sells intercity motor coaches, sells used intercity coaches and transit buses and sells after-market parts for coaches and buses. Its principal business address and offices are at 1850 North Central Avenue, Mail Station 910, Phoenix, Arizona 85004.

        3. Motor Coach Industries International, Inc. ("MCII") is a Delaware corporation. It designs, assembles, manufactures and sells intercity motor coaches, sells used intercity coaches and transit buses and sells after-market parts for coaches and buses. Its principal business address and offices are at 1850 North Central Avenue, Mail Station 910, Phoenix, Arizona 85004.

        4. Consorcio G Grupo Dina, S.A de C.V. ("Dina") is incorporated under the laws of the United Mexican States. It is a supplier of medium and heavy duty trucks, tractor trailers, intercity coaches and transit buses, and also manufactures plastic components and distributes replacement parts for trucks and buses. Its principal business is located at Corredor Industrial s/n Cd. Fray Bernardino de Sahagun, Hgo. C.P. 43990 Mexico, and its executive offices

13
                are at Margaritas 433, Colonia Hacienda de Guadalupe Chimalistac, 01050, Mexico, D.F.

        5. Grupo Empresarial G, S.A. de C.V. ("Empresarial") is incorporated under the laws of the United Mexican States. It is a holding company for companies engaged in manufacturing and selling medium and heavy duty trucks and intercity and transit motor coaches and their replacement parts, real estate development, residential and commercial real estate construction and food related businesses. Its offices are at Blvd. Puerta de Hierro No. 5200, Piso 3, Fraccionamiento, Puerta de Hierro, Guadalajara, Jalisco, 45110 Mexico.

        The names, present principal occupation or employment, and business addresses of executive officers and directors of MCIL, TMO, MCII, Dina and Empresarial are listed in Schedule A hereto.

        6. Empresarial is owned by the following Reporting Persons, each of which is a citizen of the United Mexican States:

                (A)     Rafael Gomez Flores, who is a director of Empresarial,

                (B) O. Raymundo Gomez Flores, who is a director of Empresarial,

                (C)     Armando Gomez Flores, who is a director of Empresarial,

                (D) Alfonso Gomez Flores, who is a director of Empresarial, and

                (E) Guillermo Gomez Flores, who is a director of Empresarial.

        The business address of each of the Reporting Persons named in 6(A) --
        (E) is Blvd. Puerta de Hierro No. 5200, Piso 3, Fraccionamiento, Puerta de Hierro, Guadalajara, Jalisco, 45110 Mexico. In each case where such Reporting Person is a director or executive officer of MCIL, TMO, MCII, Dina or Empresarial, he is listed in Schedule A hereto.

The Reporting Persons listed in 6(A) -- (E) may be deemed to be the beneficial owners of Shares of GLI indirectly owned or controlled by Empresarial, which is the controlling

14

shareholder of Dina, which owns 100% of the issued and outstanding shares of MCII, which owns 100% of the issued and outstanding shares of TMO, which owns 100% of the issued and outstanding shares of MCIL.

        (d) During the last five years, none of the Reporting Persons, and to the best of their knowledge none of the persons listed in Schedule A hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

        (e) During the last five years, none of the Reporting Persons, and to the best of their knowledge none of the persons listed in Schedule A hereto, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such Reporting Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.



ITEM 3 -- Source and Amount of Funds or Other Consideration

        Not applicable.



ITEM 4 -- Purpose of Transaction

        Not applicable.

15

ITEM 5 -- Interest in Securities of the Issuer

        (a) MCIL and the remaining Reporting Persons beneficially own 0% of the outstanding Shares of Greyhound Lines, Inc. George W. Aucott, an executive officer of Dina and MCII, and a director of Dina, MCII and TMO, indirectly owns 3,000 Shares (less than 1% of the outstanding Shares) through his wife. John R. Nasi, an executive officer and director of MCIL, TMO and MCII, and a director of Dina, owns 9,000 Shares directly and 1,000 Shares indirectly (aggregating less than 1% of the outstanding Shares). Except as set forth above, to the best of the Reporting Persons' knowledge, none of the persons named in Item 2 owns any Shares.

        (b)     Not applicable.

        (c) On October 3, 1995, MCIL sold 6,004,144 Shares in a best efforts underwritten public offering at a price of $4.125 per share, pursuant to a Prospectus dated September 28, 1995. Such Prospectus is part of Form S-3 Registation Statement No. 33-61331 filed by Greyhound Lines, Inc. for the registration of the MCIL shares and the other shares of the issuer. The offering was underwritten by Rothschild, Inc., 1251 Avenue of the Americas, New York, New York. The offering included 4,000,000 shares sold by the issuer.

        (d)     Not Applicable.

16

        (e) MCIL and the remaining Reporting Persons ceased to be the beneficial owners of more than 5% of the common stock of Greyhound Lines, Inc. on October 3, 1995.



ITEM 6 -- Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

        The Reporting Persons are not parties to any contracts, agreements, understandings or relationships with respect to any securities of GLI.



ITEM 7 -- Material to be Filed as Exhibits

        1.      Joint Filing Agreement relating to the joint filing of the
                Schedule 13D - Incorporated by reference to the Schedule 13D filed by the Reporting Persons on January 23,1995.

        2.      Power of Attorney from Dina - Incorporated by reference to the
                Schedule 13D filed by the Reporting Persons on January 23,1995.

        3. Power of Attorney from Empresarial, Rafael Gomez Flores, O. Raymundo Gomez Flores, Armando Gomez Flores, Alfonso Gomez Flores and Guillermo Gomez Flores - Incorporated by reference to the Schedule 13D filed by the Reporting Persons on January 23,1995.

17

SIGNATURES

        After reasonable inquiry and to the best of my knowledge, I certify that the information set forth in this statement is true, complete and correct.



DATED: October 12, 1995



MOTOR COACH INDUSTRIES LIMITED

TRANSPORTATION MANUFACTURING OPERATIONS, INC.

MOTOR COACH INDUSTRIES INTERNATIONAL, INC.



By /s/ Kristin S. Schloemer
   -------------------------------------------------
       Kristin S. Schloemer

       Vice President, General Counsel and Secretary



CONSORCIO G GRUPO DINA, S.A. de C.V.

GRUPO EMPRESARIAL G, S.A. de C.V.

Rafael Gomez Flores

O. Raymundo Gomez Flores

Armando Gomez Flores

Alfonso Gomez Flores

Guillermo Gomez Flores



By /s/ Kristin S. Schloemer
   -------------------------------------------------
       Kristin S. Schloemer

       As Attorney-in-Fact

18
                                                                      SCHEDULE A





                         MOTOR COACH INDUSTRIES LIMITED

                        EXECUTIVE OFFICERS AND DIRECTORS

                       PRESENT PRINCIPAL
                       OCCUPATION OR                     BUSINESS
NAME                   EMPLOYMENT                        ADDRESS
-----                  -----------------                 --------
John R. Nasi           President and Chief Executive     1850 N. Central Ave.
                       Officer                           Phoenix, AZ 85004

Truman W. Netherton    Group Executive Vice President-   10 E. Golf Rd.
                       North American Coach              Des Plaines, IL 60016

Robert J. Munro        Executive Vice President-         1475 Clarence Ave.
                       General Manager                   Winnipeg, MAN R3T 1T5

Ronald S. Matthews     Vice President-Controller         1149 St. Matthews Ave.
                                                         Winnipeg, MAN R3G 0J8

Ronald S. Matthews     Director                          1149 St. Matthews Ave.
                                                         Winnipeg, MAN R3G 0J8

Robert J. Munro        Director                          1475 Clarence Ave.
                                                         Winnipeg, MAN R3T 1T5

John R. Nasi           Director                          1850 N. Central Ave.
                                                         Phoenix, AZ 85004

19
                                           SCHEDULE A (Contd.)


                TRANSPORTATION MANUFACTURING OPERATIONS, INC.

                       EXECUTIVE OFFICERS AND DIRECTORS


                       PRESENT PRINCIPAL
                       OCCUPATION OR                     BUSINESS
NAME                   EMPLOYMENT                        ADDRESS
------                 ----------------                  --------

John R. Nasi           President and Chief               1850 N. Central Ave.
                       Executive Officer                 Phoenix, AZ 85004

Jeffrey W. Sanders     Vice President-Controller         Same as above

George W. Aucott       Director                          Same as above

John R. Nasi           Director                          Same as above

20


                                                  SCHEDULE A (Contd.)

                   MOTOR COACH INDUSTRIES INTERNATIONAL, INC.

                        EXECUTIVE OFFICERS AND DIRECTORS

                              PRESENT PRINCIPAL
                              OCCUPATION OR                     BUSINESS
NAME                          EMPLOYMENT                        ADDRESS
------                        -----------------                 --------
George W. Aucott              Chairman of the Board and         1850 N. Central Ave.
                              Chief Executive Officer           Phoenix, AZ 85004

John R. Nasi                  President and Chief Operating     Same as above
                              Officer

Jeffry W. Sanders             Vice President-Controller         Same as above

Jerry W. Bost                 President and Chief Operating     105 East Oakton St.
                              Officer - North American          Des Plaines, IL 60018
                              Service Parts

Truman W. Netherton           Group Executive Vice President-   10 E. Golf Rd.
                              North American Coach              Des Plaines, IL 60016

George W. Aucott              Director                          1850 N. Central Ave.
                                                                Phoenix, AZ 85004

John R. Nasi                  Director                          Same as above

Jose Luis Olvera Cabellero    Director                          Consorcio G. Grupo Dina,
                                                                S.A. de C.V.
                                                                Margaritas No. 433
                                                                Colonia Hacienda de Guadalupe Chimalistac
                                                                01050, Mexico, D.F. Mexico

Rafael Gomez Flores           Director                          Grupo Empresarial G., S.A. de C.V.
                                                                Blvd. Puerta de Hierro, 5200, Piso 3
                                                                Fraccionamiento Puerta de Hierro
                                                                Zapopan, Jalisco 45110 Mexico

21

                                                            SCHEDULE A (Contd.)

                      CONSORCIO G GRUPO DINA, S.A. DE C.V.

                        EXECUTIVE OFFICERS AND DIRECTORS

                                  PRESENT PRINCIPAL
                                  OCCUPATION OR             BUSINESS
NAME                              EMPLOYMENT                ADDRESS
------                            -----------------         --------
Rafael Gomez Flores               President, Chairman       Margaritas No. 433
                                  of the Board              Colonia Hacienda de Guadelupe
                                                            Chimalistac, 01050, Mexico,
                                                            D. F. Mexico

George W. Aucott                  Chief Executive Officer,  1850 N. Central Ave.
                                  Director - Series "L"     Phoenix, AZ  85004

Jose Luis Olvera Caballero        Director of Finance &     Margaritas No. 433
                                  Administration            Colonia Hacienda de Guadelupe
                                                            Chimalistac, 01050, Mexico,
                                                            D. F. Mexico

Guillermo Kareh Aarun             General Counsel &         Same as above
                                  Secretary

Gamaliel Garcia Cortes            Director of Sales &       Same as above
                                  Marketing

James P. Bernacchi                Director of Purchasing    Same as above

Mario Gonzales                    Director of Production    Same as above

Guillermo Gomez Flores            Director                  Same as above

Joan Ginebra Torra                Director                  Same as above

Alejandro Cumming Soliveras       Director                  Same as above

Wilfrido Gonzalez Balboa          Director                  Same as above

David Ibarra Munoz                Director                  Same as above

Antonio Mijares Ricci             Director                  Same as above

Martin Josephi Wellman            Director - Series "L"     Same as above

Jose Manuel Canal Cueva           Alternate Director        Same as above

Francisco Javier Rion Del Olmo    Alternate Director        Same as above

Alberto Gomez Obregon Fernandez   Alternate Director        Same as above

Juan Gargallo Costa               Alternate Director        Same as above

Humberto Gonzales Hernandez       Alternate Director        Same as above

John R. Nasi                      Alternate Director -      1850 N. Central Ave.
                                  Series "L"                Phoenix, AZ  85004

22
                                                           SCHEDULE A (Contd.)

                       GRUPO EMPRESARIAL G, S.A. DE C.V.

                        EXECUTIVE OFFICERS AND DIRECTORS

                                    PRESENT PRINCIPAL
                                    OCCUPATION OR                 BUSINESS
NAME                                EMPLOYMENT                    ADDRESS
------                              -----------------             --------
O. Raymundo Gomez Flores            Director                      Blvd. Puerta de Hierro No. 5200
                                                                  Fraccionamiento Puerta de Hierro
                                                                  Zapopan, Jalisco 45110 Mexico

Armando Gomez Flores                Director                      Same as above

Rafael Gomez Flores                 Director                      Same as above

Alfonso Miguel Gomez Flores         Director                      Same as above

Guillermo Gomez Flores              Director                      Same as above

Juan Gargallo Costa                 Director                      Same as above

Ernesto Moya Pedrola                Director                      Same as above

Antonio Mijares Ricci               Director                      Same as above

Efrin Hernandez                     Director of Aministration
                                    & Finance                     Same as above

Guillermo Kareh Aarun               General Counsel & Secretary   Same as above